Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Care Capital Properties, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-206433) and on Form S-3 (No. 333-213616) of Care Capital Properties, Inc. of our report dated June 9, 2017, with respect to the combined statement of revenue of the Acquired Behavioral Health Portfolio for the year ended December 31, 2016, which report appears in Care Capital Properties, Inc.’s Current Report on Form 8-K/A filed with the SEC on June 9, 2017.

Our report dated June 9, 2017 refers to the presentation of the combined statement of revenue for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and that the combined statement is not intended to be a complete presentation of the Acquired Behavioral Health Portfolio’s revenue.

/s/ KPMG LLP

Chicago, Illinois
June 9, 2017